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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___July 1, 2005___ AND ENDING___June 30, 2006___

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Consultants Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   7435 Watson Road, Suite 202A

FIRM I.D. NO.

                                     (No. and Street)
   St. Louis, MO 63119

          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 M. Eileen Dorsey   314-963-9813

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Brian G. Toennies & Associates, P.C.

                               (Name – *if individual, state last, first, middle name*)
   9730 East Watson,   St. Louis, MO 63126

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____M. Eileen Dorsey_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Money Consultants Services, Inc._____, as
of _____June 30_____, 20 06____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Resident

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

August 5, 2006

National Association of Securities Dealers, Inc.
Financial Operations
9509 Key West Ave., 5th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

Dear Ms. Sabalbaro:

We have audited the balance sheet of Money Consultants Services, Inc. as of June 30, 2006 and the related statement of income and retained, and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Money Consultants Services, Inc.

    Our examination was made in accordance with auditing standards generally accepted in the United States of America, and , accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures that Caused us to believe that:

    a. The annual audited report is not in conformity with generally accepted Accounting principles applied on a consistent basis, and
    b. Any material inadequacies exist.

The intent of this letter is to confirm that we are aware of no material inadequacies which exist in the June 30, 2006 financial statements of Money Consultants Services, Inc.

Sincerely,

Brian Toennies, CPA

Cc: SEC
       Principal Office
       450 F Street
       Washington, DC 20549

MONEY CONSULTANTS SERVICES, INC.

FINANCIAL STATEMENTS

June 30, 2006

CONTENTS

	Page
Report of Certified Public Accountants'	1
Financial Statements:	
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statement of Cash Flow	4
Notes to Financial Statements	5
Supplementary Information:	
Statement of Changes in Shareholders' Equity	6
Computation of Net Capital	7
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report	8

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

The Board of Directors
Money Consultants Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Money Consultants Services, Inc. as of
June 30, 2006, and the related statements of income and retained earnings, and cash flow, for
the year then ended, and the accompanying supplementary information, which is presented
only for supplementary analysis purposes. These financial statements are the responsibility of
the Company's management. Our responsibility is to express an opinion on these financial
statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the
United Sates of America. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts
and disclosures in the financial statements and supplementary information. An audit also
includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe
that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials
respects, the financial position of Money Consultants Services, Inc. as of June 30, 2006, and
the results of operations and its cash flows for the year then ended in conformity with
accounting principles generally accepted in the United States of America.

Brian Toennies & Associates

August 5, 2006

MONEY CONSULTANTS SERVICES, INC.
BALANCE SHEET
June 30, 2006

ASSETS

Currents Assets:

Cash	$ 10,002
Accounts Receivable	1,355
Total Assets	$ 11,357

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Commission and Accounts Payable	$ 1,355
Total Liabilities	1,355

Shareholders' Equity

Common Stock- $1 par value; 25,000 shares	
Authorized with 10,000 shares issued and outstanding	10,000
Additional paid-in-capital	22
Retained Earnings	(20)
Total Shareholders' Equity	10,002
Total Liabilities and Shareholders' Equity	$ 11,357

The accompanying notes are an integral part of the financial statements.

Page 2

MONEY CONSULTANTS SERVICES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended June 30, 2006

<u>Income:</u>

Commission Earned	$ 209,200

<u>Expenses:</u>

Audit Expense	1,650
Office Services	750
Commissions Paid	203,948
Regulatory Fees	1,652
Telephone Expense	1,200
Total Expenses	209,200
Net Income	0
Retained Earnings- Beginning of Year	(20)
Retained Earnings- End of Year	$ (20)

The accompanying notes are an integral part of the financial statements.

Page 3

MONEY CONSULTANTS SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2006

Cash Flows Provided (Used) by Operating Activities:

Net Income	$0
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:	
(Increase) Decrease in Accounts Receivable	(737)
Increase (Decrease) in Accounts Payable	737
Net Increase (Decrease) in Cash	0
Cash and Cash Equivalents at Beginning of Year	10,002
Cash and Cash Equivalents at End of Year	$ 10,002

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Income Taxes	$0
Cash Paid for Interest	$0

Note 1-Summary of Significant Accounting Policies.

a) Company's Activities

The Company is an NASD registered broker/dealer in St. Louis Missouri that offers a variety of financial products to its clients. Then Company's primary products are mutual funds and insurance contracts.

b) Method of Accounting

The financial statements are prepared using the accrual basis of accounting.

c) Allowance for Doubtful Accounts

The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.

d) Cash and Cash Equivalents

For purpose of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.

e) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There are currently no current or deferred taxes due.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g) Supplementary Information

The attached supplementary information is a part of these audited financial statements. No material inadequacies were found to exist in these financial statements or supplementary information.

MONEY CONSULTANTS SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
June 30, 2006

Balance, Beginning of Period	$10,002
Net Income (Loss)	0
Balance, End of Period	$10,002

The accompanying notes are an integral part of the financial statements.

Page 6

MONEY CONSULTANTS SERVICES, INC.
COMPUTATION OF NET CAPITAL
June 30, 2006

Total Ownership Equity from Statement of Financial Condition	$10,002
Deductions:	0
Haircuts on Securities:	0
Net Capital	$10,002

MONEY CONSULTANTS SERVICES, INC.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL
AND THE UNAUDITED FOCUS REPORT
June 30, 2006

Total Ownership Equity from Statement
   of Financial Condition-Unaudited $ 10,002

Adjustments:

   None   0

Total Ownership Equity from Statement
   Of Financial Condition-Audited   10,002

Minimum Net Capital Dollar Requirement   5,000

Excess Net Capital $ 5,002

Note: No material inadequacies were found to exist